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                                                                    Exhibit 99.2


           Too, Inc. Announces Completion of Follow-On Stock Offering


NEW ALBANY, Ohio; May 28, 2002 -- Too, Inc. (NYSE: TOO), a leading specialty retailer for `tween girls (ages 7 to 14), announced today that it has completed the sale of 2.4 million shares of its common stock priced on Monday, May 20, 2002 in a follow-on offering. The price per share was $32.50 and yielded proceeds to the company, net of underwriting discount and expenses, of approximately $74 million. Net proceeds from the sale will be used to repay outstanding indebtedness and for general corporate purposes.

The company has also granted the underwriters an option to purchase up to an additional 360,000 shares of common stock to cover over-allotments, which may be exercised within 30 day of May 20, 2002.

Underwriters Bear, Stearns & Co. Inc. and J.P. Morgan Securities, Inc. served as joint lead and book-running managers for the offering.

Copies of the final prospectus relating to the offering may be obtained from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY 10179, or J.P. Morgan Securities, Inc., 270 Park Avenue, New York, NY 10022.

This communication shall not constitute and offer to sell nor a solicitation of an offer, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale is not permitted.

Too, Inc. is a rapidly growing specialty retailer for girls and young women. At Limited Too, the company sells apparel, swimwear, sleepwear, underwear, footwear, lifestyle and personal care products for active, fashion-aware `tween (ages 7 to 14) girls. Limited Too currently operates 476 stores in 46 states and Puerto Rico, publishes a catalog coinciding with key `tween shopping times throughout the year and conducts e-commerce on its Web site, http://www.limitedtoo.com. Too also operates nine mishmash stores throughout the U.S., offering personal care products, intimate apparel, shoes, sportswear, accessories and lifestyle products for teen girls ages 14 to 19.


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/CONTACT: Robert Atkinson, Too, Inc., 614-775-3739, or batkinson@limitedtoo.com.